EXHIBIT 4.23

[TRANSLATED FROM THE ORIGINAL IN HEBREW]
Courts

District Court of Tel-Aviv Jaffa	Bnk 001424/056
In MCC 9248/05

Before :	The Honorable Judge Varda Alshech

Petitioners:	1. Bushido Capital Master Fund LP
2. Bridges & Pipes LLC
3. DCOFI Master LDC
By their representatives Attorney Ziv Imberg and others

- - versus - -

Respondent:	Technoprises Ltd
By its representatives Attorney Zafrir Ostishinsky and others

Decision

The matter before us is a petition for exercise of lien and appointment of receiver for Technoprises Ltd (hereinafter, "the Company").

1.
The petition for appointment of a permanent receiver was accompanied by a petition for appointment of a temporary receiver for the Company within MCC 9248/05, in my decision dated April 17, 2005. That decision stated that I was not convinced of the justification of an ex parte appointment of a receiver, and the petition was handed over for the Company's response, and the Petitioners' answers. Since the Petitioners' answer was filed on May 30, 2005, I decided, on May 31, 2005, to consolidate the hearing of the petition for appointment of temporary receiver with the primary petition, in view of the upcoming date of hearing.

The Petitioners are capital funds engaged in financial investments, and their place of residence is the US. From time to time, the Petitioners granted loans to the Company, to finance its ongoing operations.

The Respondent is a public holding company listed for trade in the US, and owns holdings in subsidiaries and/or affiliates who have various operations in the fields of media, communications and computers.

2.
According to the Petitioners' claims, on August 24, 2005, the Company registered a first degree floating lien unlimited in amount, in their favor, over all Company assets, property and rights, and further registered a lien on all the rights currently held and/or held in the future by the Company. This lien was created against loans received by the Company; On July 23, 2004, the Petitioners loaned the sum of USD 700,000 to the Company. The loan agreements conferred on the Petitioners the exclusive right to convert the loans into Company shares. The Petitioners assert that the Company undertook to repay the loan no later than June 30, 2005. Furthermore, during the course of 2004, the Petitioners loaned the Company a total amount of USD 150,000.

In total, the Petitioners loaned the Respondent principal in the amount of USD 850,000.

3.
The Petitioners claim that the Company's state of business recently has experienced a downturn. Furthermore, according to their claims, the Company caused material breaches of the loan agreements, as defined in the term "material breach" in paragraph 7 of the loan agreement. Therefore, in view of paragraph 5 of the debenture, the Petitioners are entitled, provided that the Company causes a material breach as defined in paragraph 7, demand immediate repayment of the debt balance and/or a part thereof, and they are therefore entitled to retain all means as they deem fit to exercise the debenture. The Petitioners claim that the balance of the debt in their favor, on the date of filing of the Petition, is an amount exceeding USD 1,035,000, the amount including a principal of USD 850,000, and interest of USD 135,000.

4.
The Company claims, on the other hand, that the Petitioners' Petition was filed with lack of good faith, through abuse of court proceedings, in a disgraceful attempt to burden the Company, as well as an attempt to capture control of the Company by way of hostile takeover. The filing of the Petition caused great harm to the Company's reputation and adversely affected the value of the Company's traded shares.

5.
The Respondent asserts, in the Statement of Opposition filed on May 15, 2005, that it intends to comply with its undertaking to satisfy the debt by the last date for its repayment, that is, June 30, 2005. According to the Respondent, [the debt] concerns only a debenture of a fixed amount for one year, and the Petitioners' insistence on the redemption of the debenture in its tenth month testifies to a lack of good faith in filing the Petition. Furthermore, the Company claims that its business is being conducted in an ordinary manner, and the Petitioners' claims regarding a downturn in its situation have no substance. Moreover, the amount of the debt [owed] to the Petitioners is not as claimed, and the major part thereof is payable in shares, both according to the terms of the agreement, and according to the agreement between the parties in their meeting in New York in March 2005. Furthermore, the Company denied the Petitioners' claims of a material breach of the loan agreement on the Company's part.

6.
The Respondent added that it is able and willing to meet all its obligations, to the extent that such exist pursuant to a duly signed agreement. The Company further claimed that it has set-off rights against the damages incurred as a result of the petitions, and to the extent that duly signed agreements exist, the issue at bar is a disputed debt on the basis of which the debenture cannot be exercised.

7.
On July 6, 2005, a hearing was held on the petition for receivership. On July 5, 2005, an urgent petition on behalf of the Petitioners was filed to add an updated affidavit regarding the Company's debt balance. As aforesaid, the last date for repayment of the debt pursuant to the loan agreement, that is, June 30, 2005, elapsed and the debt was not repaid. On the other hand, the Company asserted that this constituted broadening of the argument, and should not be discussed within the petition for appointment of permanent receiver. This was not the end of the series of procedural claims asserted by the Respondent.

Following are several of these claims that were also asserted by the Respondent in its summaries.

a.	The claim that the witness on behalf of the Petitioners, Mr. David Fuchs, the manager of one of the funds, failed to file a Power of Attorney for Petitioners' counsel with the Court.

b.
The Power of Attorney to Mr. Fuchs issued by the petitioning funds and attached to the Urgent Petition dated July 5, 2005, are for June 6, 2005, while the date of hearing was July 6, 2005. Furthermore, the Power of Attorney was not verified by a diplomatic or consular representative as required by article 30 of the Evidence Ordinance, and should not be accepted into evidence.

c.	Mr. Fuchs failed to attach a document attesting to his status as an authorized signatory of Petitioner no. 2.

d.
The address of Petitioner no. 2, appearing on the loan documents, differs from its address as recorded on the Power of Attorney. Furthermore, it also emerges that the name of Petitioner no. 3 is different, and its new identity or signatory rights therein have not been identified.

e.	The Petitioners' summaries were not filed in one-and-a-half space format, and should therefore be rejected.

f.
According to the Respondent's claim, Mr. Fuchs' affidavit attached to the main petition, was not duly drafted and should be rejected, the reason being that it was drafted in New York and, contrary to Regulation 1 of the Civil Procedure Regulations, it was not signed before an Israeli diplomatic or consular representative, nor was it stamped by a notary public, apostil or certification pursuant to the Second Amendment, as required by the Regulations for Implementing the Hague Convention (Cancellation of verification of public foreign documents). Therefore, as the document fails to constitute an affidavit, it is deemed as if not filed, the facts asserted therein are deemed of no value, the petition for receivership is not supported by evidence and  is rendered null and void. On the other hand, the Petitioners claim that Mr. Fuchs signed his affidavit in New York, in the presence of an Israeli attorney, and the geographical location of the signing is irrelevant to the extent that the affiant is cautioned by a duly authorized party regarding the legal ramifications of the signing, and the signature is verified by the authorized party, an Israeli attorney, as noted in paragraph 15 of the Evidence Ordinance.

8.
This was not the end of the series of procedural claims, however, they are too numerous to be noted in the present discussion. I wish to add that it would have been better for the Respondent had it not asserted the majority of these claims. For example, the claim that the Petitioners' summaries should be rejected as they were not filed in a space-and-a-half format. According to Regulation 526 of the Regulations of Civil Procedure, the failure to comply with the regulations does not disqualify any proceeding, and the issue is handed over to the discretion of the court. In view of this regulation, it is clear that the failure to comply with my decision regarding the manner of filing of the summaries, does not disqualify their acceptance, and this issue is in my discretion. Moreover, the Respondent itself failed to comply with my instructions regarding the manner of filing of the summaries. In my decision, I demanded that the summaries be filed leaving margins of no less than 2 cms on each side. It is easily verified that the Respondent failed to comply with this condition, and this is an understatement. I am left with the impression that the assertion of such a large number of procedural arguments is nothing more than an attempt on part of the Respondent to delay the inevitable, and postpone the hearing of the Petition and the decision.

9.
Regarding the claim regarding the invalidity of Mr. Fuch's affidavit, although, in the course of the hearing I decided, and such was noted in the record, that as part of the general decision I would also decide in the matter of validity of the affidavit, and if justice lies with the Respondent, Mr. Fuch's testimony would be disqualified. However, after the cross-examination of Mr. Prosper Avitbul, Chairman of the Board of Directors and CEO of the Respondent, I discovered that no genuine dispute exists between the parties regarding the existence of a debt to the Petitioners. Moreover, Mr. Avitbul admitted that the Company failed to repay the principal of the loan in the amount of USD 850,000, and would this be insufficient, he admitted that the Company had paid no interest on the loans on the date loans were obtained. Consequently, there is no need to discuss the contention of a broadening of the argument, in view of the elapsed final date of payment of the debt. The non-payment of the interest is sufficient to perfect the cause underlying the petition for receivership, because non-payment of interest constitutes a material breach of the loan agreement. Nonetheless, according to Mr. Avitbul, the non-payment of interest was performed with the Petitioners' consent, reached in a meeting conducted in March 2005, in New York. Moreover: to the question posed by the Petitioners' counsel, he replied that the Company has no written agreement on this matter, and the agreement was oral. The Respondent claims that, under paragraph 7(j) of the loan agreement, the lender may agree, without a written instrument, to refrain from deeming failure to pay interest on its due date as a breach. On their part, the Petitioners claim that, pursuant to paragraph 13 of the loan agreement, any amendment of the terms of the agreement and/or the debenture, requires a written instrument to be binding on the parties. Moreover, they claim that on March 25, 2005, they notified the Company, through Petitioner no. 1, that in view of the failure to effect interest payment, contrary to the terms of the agreement, the Petitioner demands immediate repayment of the debt balance pursuant to paragraph 5 of the debenture and paragraph 8 of the loan agreements. Consequently, it is clear that there is a dispute between the parties in the matter of the oral consent. To this I will add that I was not convinced, and this is an understatement, by the credibility of Mr. Avitbul's testimony in the matter of the said alleged consent. His testimony was one-sided and biased, and nonetheless he could not avoid admitting to the debt - either principal or interest. Moreover, on an important question (Page 10 of the record, line 27), his memory suddenly failed him. I believe that the Respondent failed to prove that such consent existed. Would this be insufficient, after the hearing and up to the date of filing the summaries, when it was clear that the Petitioners insist on the payment of the interest debt, the Respondent did not pay any amount against the interest debt. All that it did was note in its summaries that it would pay the interest debt within 45 days. Again, I believe that this is merely the Respondent's desire to postpone the inevitable, and I will not lend my hand to that.

10.
In view of all the above, I found no need to discuss any additional arguments raised as part of this Petition. The clear conclusion is, even according to the Respondent's version: A debt exists, and it does not matter whether the debt is in respect of the principal or the non-payment of interest. Even if I focus exclusively on the matter of the interest payments I was not convinced that the non-payment of the interest on the due date was agreed by the parties, in the absence of a written agreement between the parties,. I believe that the Company is unable to repay the debt. Therefore, the cause for receivership has been reinforced, and the Petition should be accepted. In parenthesis I note that on July 21, 2005, an Urgent Petition for instructions was filed on behalf of the Petitioners, as part of MCC 16546/05. The Petition noted the resignation of the same Mr. Avitbul, the Company President, who led the legal battle against the appointment of a receiver, and who testified in the hearing. According to the Petitioners, when the petition for appointment of receiver was filed, Mr. Avitbul remained the single officer in the Company, and after his resignation, the Company is likened to a "ship without a captain." Moreover, according to the Petitioners, the Company is required to file its financial statements for the year 2004 by July 31, 2005, or otherwise its shares will be delisted, an action with serious negative repercussions on the Company's main asset, which is a structure of a publicly traded company. I note that even before said Urgent Petition had been filed, I believed that the Petition for receivership should be accepted, and it contained nothing to justify any deviation from my position to either side. The notice of Mr. Avitbul's resignation only reinforced my opinion of the need to appoint a receiver.

11.
In its summaries, the Respondent opposed the appointment of Attorney Adi Braunstein as a receiver on behalf of the Petitioners, in view of the alleged breach of duty of good faith and fiduciary duty, imposed on him as an attorney and an officer of the court. I found no substance to these claims. Clearly, I cannot agree to appointment the Company's legal representative for this position, as the Respondent suggested.

12.	Therefore, in view of the reasons noted above, I find that the petition for receivership is accepted.

I appoint Attorney Adi Braunstein as permanent receiver of the company, Technoprises, Ltd.

His authority: to enforce the debenture subject to all law and pursuant to the terms of the debenture.
No assets shall be realized without approval of the Court and after the Company's position is heard.

First report of actions [of the receiver] shall be filed within 30 days and, every six months thereafter.

The appointment is subject to:

A. Deposit of a personal bond by the appointee in the amount of NIS 50,000.
B. Deposit of a guarantee of NIS 50,000 by the Petitioners.

Furthermore, under the circumstances of this matter, the Respondent shall bear the Petitioners' costs, in addition to legal fees in the amount of NIS 10,000 and VAT as subscribed by law, linked to the effective date of payment.

Court Clerk will notify the parties that the decision if available from today.

Today, 19 Tamuz 5765 (26 July, 2005), without the presence of the parties.

__________________
Varda Alshech